Exhibit 19

SAGA COMMUNICATIONS, INC.
INSIDER TRADING POLICY

All Company employees are required to comply with federal and state securities laws which include laws prohibiting insider trading. You are prohibited from making transactions in Company stock at any time when you may be in possession of “material information” about the Company which has not been publicly disclosed. This prohibition also applies to anyone whose transactions may be attributable to you, including family and friends. “Material information” is any information, positive or negative, which could affect the price of the Company stock. The Company specifically prohibits employees from trading in Company stock during the period beginning fifteen (15) days prior to the end of a quarter and ending after the second full business day following the release of the Company’s earnings for that quarter.

All employee transactions in Saga Communications, Inc. stock must be pre-cleared with the Company’s Chief Financial Officer who, in turn, may be required to the clear the transaction with Company counsel. Such pre-clearance also applies to transactions of Company stock within the Saga Communications, Inc. Employee 401(k) Savings and Investment Plan.